SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CORCEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

218352102

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Suite 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP No. 218352102	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,711,890[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,711,890[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,711,890[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 14,516,932 shares of Common Stock held of record by LVP and 194,958 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 101,405,250 shares of Common Stock outstanding as of March 2, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13, 2015.

CUSIP No. 218352102	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,711,890[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,711,890[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,711,890[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 14,516,932 shares of Common Stock held of record by LVP and 194,958 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 101,405,250 shares of Common Stock outstanding as of March 2, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13, 2015.

CUSIP No. 218352102	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,711,890[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,711,890[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,711,890[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 14,516,932 shares of Common Stock held of record by LVP and 194,958 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 101,405,250 shares of Common Stock outstanding as of March 2, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13, 2015.

CUSIP No. 218352102	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000[2]
	8	SHARED VOTING POWER 14,711,890[3]
	9	SOLE DISPOSITIVE POWER 250,000[2]
	10	SHARED DISPOSITIVE POWER 14,711,890[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,961,890[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of stock options to purchase 250,000 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after March 20, 2015.

3 Consists of 14,516,932 shares of Common Stock held of record by LVP and 194,958 shares of Common Stock held of record by LCA.

4 The percentage was calculated based upon 101,655,250 shares of Common Stock outstanding, calculated as follows: The 101,405,250 shares of Common Stock outstanding as of March 2, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13, 2015, plus the 250,000 shares of Common Stock underlying stock options issued to Mr. Enright that are exercisable within 60 days after March 20, 2015.

CUSIP No. 218352102	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,711,890[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,711,890[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,711,890[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 14,516,932 shares of Common Stock held of record by LVP and 194,958 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 101,405,250 shares of Common Stock outstanding as of March 2, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13, 2015.

Page 7 of 14 Pages

Explanatory Note:

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2008, as amended by Amendment No. 1 filed with the Commission on February 10, 2009, Amendment No. 2 filed with the Commission on February 11, 2011 and Amendment No. 3 filed with the Commission on June 20, 2012 (the “Schedule”). This Amendment is filed on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Mr. Enright”) and Juliet Tammenoms Bakker (“Ms. Bakker,” and collectively, the “Reporting Persons”), relating to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of Amendment No. 3 to the Schedule. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule as previously filed.

Item 2.	Identity and Background.

Item 2 of the Schedule is amended and restated in its entirety to read as follows:

(a) This Schedule is being filed on behalf of entities LVP, LCA, and each of LVP’s and LCA’s sole general partner, LCP, and individuals Mr. Enright and Ms. Bakker. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Schedule as Exhibit A. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The address of the principal offices of LVP, LCA and LCP and the business address of each of Mr. Enright and Ms. Bakker is 800 El Camino Real, Suite 220, Menlo Park, CA 94025.

(c) Each of LVP, LCA and LCP is a venture capital investment entity. Each of Mr. Enright and Ms. Bakker is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each of Mr. Enright and Ms. Bakker is a managing member of LCP and such individuals collectively constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the record holders of certain securities of the Issuer. Mr. Enright also serves on the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Each of Mr. Enright and Ms. Bakker is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is amended and restated in its entirety to read as follows:

March 2008 Private Offering

On March 25, 2008, LVP used $10,000,000 of investment funds provided to LVP by its investors to acquire 3,530,450 shares of Common Stock, and warrants to purchase an additional 1,765,225 shares of Common Stock (the “Original Warrants”) pursuant to a Securities Purchase Agreement dated March 14, 2008 (the “2008 Purchase Agreement”), by and among the Issuer and the purchasers listed on the schedule of purchasers attached thereto. The Original Warrants have an exercise price of $2.77 per share.

Page 8 of 14 Pages

In connection with the 2008 Purchase Agreement, on March 14, 2008, LVP and the other purchasers party to the 2008 Purchase Agreement entered into a Registration Rights Agreement (the “2008 RRA”) with the Issuer. Pursuant to the 2008 RRA, the Issuer agreed to prepare and file a registration statement with the Commission on or before April 24, 2008 for purposes of registering the resale of the shares of Common Stock issued pursuant to the 2008 Purchase Agreement, the shares underlying the Original Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to such shares. The Issuer filed the registration statement required by the 2008 RRA on April 11, 2008 and it was declared effective by the Commission on November 10, 2008.

The 2008 Purchase Agreement, the 2008 RRA and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on March 20, 2008.

On November 11, 2008, LVP acquired 349,425 shares of Common Stock from the Issuer, for no cash consideration, pursuant to an Amendment to the 2008 RRA dated November 11, 2008 in full satisfaction of cash liquidated damages owed to LVP under the 2008 RRA. The shares of Common Stock were valued at $1.45 per share, the closing market price of the Common Stock on the NASDAQ Capital Market on November 11, 2008.

February 2009 Paperboy Purchase

On February 6, 2009, LVP used $3,186,138 of investment funds provided to LVP by its investors to acquire from Paperboy Ventures LLC (“Paperboy”), a stockholder of the Issuer, 4,551,625 shares of Common Stock and warrants to purchase 486,443 shares of Common Stock. On the same date, LCA used $63,863 of investment funds provided to LCA by its investors to acquire from Paperboy, 91,232 shares of Common Stock and warrants to purchase 9,750 shares of Common Stock. The warrants purchased by LVP and LCA on February 6, 2009 are referred to herein as the “Secondary Warrants.” The securities were acquired in units, each unit consisting of one share of Common Stock and warrant coverage of 10.69%. The purchase price per unit was $0.70 and was allocated between the Common Stock and the Secondary Warrants as follows: $0.687 per share of Common Stock and $0.013 for each Secondary Warrant to purchase 10.69% of a share of Common Stock (representing a warrant purchase price of $0.125 per share of Common Stock underlying each Secondary Warrant). The aggregate purchase price paid by LVP and LCA for all of the securities acquired on February 6, 2009 was $3,250,000. Paperboy participated in the transaction of March 25, 2008 described above, and all of the Secondary Warrants purchased by LVP and LCA were issued to Paperboy in connection with that transaction. As a result, the Secondary Warrants have the same terms and conditions of the Original Warrants issued to LVP on March 25, 2008.

October 2009 Private Offering

On October 12, 2009, LVP and LCA entered into a Securities Purchase Agreement (the “2009 Purchase Agreement”) with the Issuer and the other purchasers named therein. Pursuant to the 2009 Purchase Agreement, on October 16, 2009, LVP used $3,431,226 of investment funds provided to LVP by its investors to acquire 2,399,459 shares of Common Stock and warrants to purchase 839,811 shares of Common Stock and LCA used $68,774 of investment funds provided to LCA by its investors to acquire 48,094 shares of Common Stock and warrants to purchase 16,833 shares of Common Stock. The warrants purchased by LVP and LCA on October 12, 2009 are referred to herein as the “2009 Warrants.” Such shares of Common Stock and the 2009 Warrants were purchased at a price of $1.43 for each share and each 0.35 of a 2009 Warrant, which was allocated as follows: $1.38625 per share of Common Stock and $0.04375 for each 0.35 of a 2009 Warrant (representing a warrant purchase price of $0.125 per share of Common Stock underlying each 2009 Warrant). The aggregate purchase price paid by LVP and LCA for all of the securities acquired pursuant to the 2009 Purchase Agreement was $3,500,000. The 2009 Warrants have an exercise price of $1.66 per share.

In connection with the 2009 Purchase Agreement, on October 12, 2009, LVP and LCA and the other purchasers party to the 2009 Purchase Agreement entered into a Registration Rights Agreement (the “2009 RRA”) with the Issuer. Pursuant to the 2009 RRA, the Issuer agreed to prepare and file a registration statement with the Commission on or before November 16, 2009 for purposes of registering the resale of the shares of Common Stock issued pursuant to the 2009 Purchase Agreement, the shares underlying the 2009 Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to such shares. The Issuer filed the registration statement required by the 2009 RRA on November 16, 2009 and it was declared effective by the Commission on January 27, 2010.

The 2009 Purchase Agreement, the 2009 RRA and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on October 14, 2009.

Page 9 of 14 Pages

April 2010 Warrant Purchase Agreement

On April 21, 2010, LVP and LCA entered into a Warrant Purchase Agreement (the “2010 WPA”) with the Issuer and the other purchasers named therein. Pursuant to the 2010 WPA, LVP used $1,394,086 of investment funds provided to LVP by its investors to acquire 839,811 shares of Common Stock and LCA used $27,943 of investment funds provided by its investors to acquire 16,833 shares of Common Stock, by exercising the 2009 Warrants to purchase those shares at an exercise price of $1.66 per share. In addition, under the 2010 WPA, LVP and LCA, together with the other purchasers party to the 2010 WPA, agreed to purchase new warrants to purchase shares of Common Stock (the “2010 Warrants”). Accordingly, LVP used $104,976 of investment funds provided to LVP by its investors to acquire a 2010 Warrant to purchase 839,811 shares of Common Stock and LCA used $2,104 of investment funds provided to LCA by its investors to acquire a 2010 Warrant to purchase 16,833 shares of Common Stock, in each case at a purchase price of $0.125 per share of Common Stock underlying the 2010 Warrants. The 2010 Warrants have an exercise price of $2.96 per share.

In connection with the 2010 WPA, on April 21, 2010 LVP and LCA and the other purchasers party to the 2010 WPA entered into a Registration Rights Agreement (the “2010 RRA”) with the Issuer. Pursuant to the 2010 RRA, the Issuer agreed to prepare and file a registration statement with the Commission on or before May 31, 2010 for purposes of registering the resale of the shares underlying the 2010 Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to such shares. The Issuer filed the registration statement required by the 2010 RRA on May 18, 2010 and it was declared effective by the Commission on June 4, 2010.

The 2010 WPA, the 2010 RRA and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on April 23, 2010.

January 2011 Public Offering

On January 21, 2011, LVP used $2,867,526 of investment funds provided to LVP by its investors to acquire 735,263 shares of Common Stock, and LCA used $57,474 of investment funds provided to LCA by its limited partners to acquire 14,737 shares of Common Stock. These shares were purchased at a price of $3.90 per share as part of the Issuer’s public offering of Common Stock, which the Issuer priced on that date.

March 2012 Warrant Purchase Agreement

On March 25, 2012, LVP and LCA entered into a Warrant Purchase Agreement (the “2012 WPA”) with the Issuer and the other purchasers named therein. Pursuant to the 2012 WPA, on March 29, 2012, LVP used $2,485,841 of investment funds provided to LVP by its investors to acquire 839,811 shares of Common Stock and LCA used $49,826 of investment funds provided by its investors to acquire 16,833 shares of Common Stock, by exercising the 2010 Warrants to purchase those shares at an exercise price of $2.96 per share. In addition, pursuant to the 2012 WPA, LVP and LCA, together with the other purchasers party to the 2012 WPA, agreed to purchase new warrants to purchase shares of Common Stock (the “2012 Warrants” and, collectively with the Original Warrants, the Secondary Warrants, the 2009 Warrants and the 2010 Warrants, the “Warrants”). Accordingly, LVP used $104,976 of investment funds provided to LVP by its investors to acquire a 2012 Warrant to purchase 839,811 shares of Common Stock and LCA used $2,104 of investment funds provided by its investors to acquire a 2012 Warrant to purchase 16,833 shares of Common Stock, in each case at a purchase price of $0.125 per share of Common Stock underlying the 2012 Warrants. The 2012 Warrants have an exercise price of $4.05 per share.

In connection with the 2012 WPA, on March 29, 2012 LVP and LCA and the other purchasers party to the 2012 WPA entered into a Registration Rights Agreement (the “2012 RRA”) with the Issuer. Pursuant to the 2012 RRA, the Issuer agreed to prepare and file a registration statement with the Commission on or before May 31, 2012 for purposes of registering the resale of the shares underlying the 2012 Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to such shares. The Issuer filed the registration statement required by the 2012 RRA on May 24, 2012 and it was declared effective by the Commission on June 11, 2012.

The 2012 WPA, the 2012 RRA and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on March 29, 2012.

Page 10 of 14 Pages

March 2015 Warrant Exercises

On March 20, 2015, LVP and LCA fully exercised the Secondary Warrants. Such exercises were effected on a “cashless” basis, pursuant to which certain of the shares of Common Stock issuable upon exercise of the Secondary Warrants were withheld by the Issuer as payment of the exercise price, based on the closing price per share of the Common Stock on March 19, 2015, which was $5.85 per share. As a result, (i) upon LVP’s full exercise of its Secondary Warrants to purchase 486,443 shares of Common Stock, the Issuer withheld 230,333 of such shares to pay the exercise price, issued to LVP the remaining 256,110 shares, paid to LVP $0.94 in cash in lieu of a fractional share and cancelled the Secondary Warrants in full, and (ii) upon LCA’s full exercise of its Secondary Warrants to purchase 9,750 shares of Common Stock, the Issuer withheld 4,617 of such shares to pay the exercise price, issued to LCA the remaining 5,133 shares, paid to LCA $1.95 in cash in lieu of a fractional share and cancelled the Secondary Warrants in full. No funds or other consideration were used by LVP or LCA in connection with such exercises of the Secondary Warrants.

On March 20, 2015 and March 24, 2015, LVP fully exercised the Original Warrants. Such exercises were effected on a “cashless” basis, pursuant to which certain of the shares of Common Stock issuable upon exercise of the Original Warrants were withheld by the Issuer as payment of the exercise price, based on the closing price per share of the Common Stock on March 19, 2015, which was $5.85 per share, and on March 23, 2015, which was $5.65 per share. As a result, (i) upon LVP’s exercise of the Original Warrants to purchase 634,516 shares of Common Stock on March 20, 2015, the Issuer withheld 300,447 of such shares to pay the exercise price, issued to LVP the remaining 334,069 shares and paid to LVP $5.63 in cash in lieu of a fractional share, and (ii) upon LVP’s exercise of all of the remaining 1,130,709 shares of Common Stock subject to the Original Warrants on March 24, 2015, the Issuer withheld 554,348 of such shares to pay the exercise price, issued to LVP the remaining 576,361 shares, paid to LVP $2.27 in cash in lieu of a fractional share and cancelled the Original Warrants in full. No funds or other consideration were used by LVP in connection with such exercises of the Original Warrants.

On March 30, 2015, LVP and LCA fully exercised the 2012 Warrants. Such exercise was effected pursuant to a cash payment by each of LVP and LCA to the Issuer equal to the total number of shares subject to the 2012 Warrants held by each such Reporting Person, multiplied by the $4.05 exercise price per share of the 2012 Warrants. As a result, on March 30, 2015 (i) LVP used $3,401,235 of investment funds provided to LVP by its investors to purchase 839,811 shares of Common Stock and its 2012 Warrants were cancelled in full, and (ii) LCA used $68,174 of investment funds provided to LCA by its investors to purchase 16,833 shares of Common Stock and its 2012 Warrants were cancelled in full.

Mr. Enright’s Stock Options

The Issuer has granted Mr. Enright stock options to purchase an aggregate of 250,000 shares of Common Stock as partial consideration for his service on the Board. These stock options were granted at various dates and have various exercise prices and vesting schedules. All of the shares underlying these stock options are currently exercisable or exercisable within 60 days after March 20, 2015.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is amended and restated in its entirety to read as follows:

The purpose of the acquisition of all of the shares of Common Stock and the Warrants by the Reporting Persons is general investment purposes. In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

On each of December 10, 2012 and November 21, 2013, LVP adopted a Rule 10b5-1 trading plan (collectively, the “Trading Plans”). The Trading Plans were established as part of LVP’s investment strategy for asset diversification and liquidity over time. Each Trading Plan was adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Act and as permitted by the Issuer’s insider trading policy. Each Trading Plan established predetermined trading parameters that, among other things, did not permit the party that adopted the Trading Plans to exercise subsequent influence over how, when or whether to effect sales thereunder.

Page 11 of 14 Pages

Up to 3,000,000 shares of Common Stock could be sold under each of the Trading Plans. Pursuant to the terms of each Trading Plan, sales thereunder were based upon pre-established stock price thresholds. The Trading Plan adopted on December 10, 2012 permitted share sales to commence thereunder on February 1, 2013 and to continue until the earlier of February 1, 2014 or the sale of the maximum number of shares subject to such plan. The Trading Plan adopted on November 21, 2013 permitted share sales to commence thereunder on March 1, 2014 and to continue until the earlier of March 1, 2015 or the sale of the maximum number of shares subject to such plan; provided, that LVP submitted notice to cancel such plan and all potential future sales of shares thereunder on November 7, 2014. As a result, as of November 7, 2014, the Trading Plans had expired or been terminated and no further sales of shares were made thereafter under such plans.

Except as set forth herein, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule is amended and restated in its entirety to read as follows:

(a) According to the Annual Report on Form 10-K filed by the Issuer with the Commission on March 13, 2015, as of March 2, 2015, there were 101,405,250 shares of Common Stock outstanding. LVP is the record holder of 14,516,932 shares of Common Stock, representing approximately 14.3% of the issued and outstanding shares of Common Stock. LCA is the record holder of 194,958 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis. LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. Mr. Enright and Ms. Bakker are the managing members of LCP and share the decision-making power of LCP with respect to the Issuer’s securities. Mr. Enright also holds stock options to purchase up to 250,000 shares of Common Stock, all of which are currently exercisable or exercisable within 60 days after March 20, 2015. Mr. Enright shares pecuniary interest in the shares underlying such stock options with the other Reporting Persons pursuant to a contractual relationship, and Mr. Enright may, at his election, confer with the other Reporting Persons prior to making any decisions relating to the voting or disposition of such stock options or the shares issuable upon exercise of such stock options.

(b) LVP, LCA and LCP have shared power to vote and dispose of 14,711,890 shares of Common Stock. Mr. Enright and Ms. Bakker, managing directors of LCP, may be deemed to have shared voting and dispositive power with respect to all such shares. Mr. Enright holds sole dispositive and voting power with respect to 250,000 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days after March 20, 2015, which were issued to Mr. Enright as consideration for his service as a director on the Board.

(c) Except as reported herein, no Reporting Person has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is amended and restated in its entirety to read as follows:

In accordance with the terms of the 2008 Purchase Agreement, the Issuer has agreed to take all necessary acts to have one designee of LVP nominated for election to the Board, subject to compliance with relevant NASDAQ rules and regulations and subject to the approval of such nominee by the Nominating and Corporate Governance Committee of the Board. This obligation shall terminate if at any time LVP beneficially owns less than 5% of the Issuer’s issued and outstanding Common Stock (including shares of Common Stock issuable upon exercise of warrants), and in such case, the Board member nominated by LVP shall resign from the Board. In accordance with this obligation, the Issuer appointed Mr. Enright to the Board as of the closing of the offering contemplated by the 2008 Purchase Agreement. The Issuer also agreed to maintain directors’ and officers’ liability insurance in an amount reasonably acceptable to LVP to the extent such coverage is available on terms that are commercially acceptable to the Board and consistent with industry practice.

The Issuer has registered the shares of Common Stock acquired by LVP and LCA pursuant to the 2008 Purchase Agreement, the 2009 Purchase Agreement, the 2010 WPA and the 2012 WPA (including the shares subject to the Warrants) for resale under the Securities Act of 1933, as amended.

Page 12 of 14 Pages

Reference is made to the description of the Trading Plans set forth in Item 4 of this Schedule, which is incorporated herein by reference. Such description is only a summary of the terms of the Trading Plans and is qualified by reference to the full text of such agreements, which are filed as exhibits to this Schedule.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is amended and restated in its entirety to read as follows:

Exhibit A:	Joint Filing Agreement between and among the Reporting Persons dated as of April 3, 2008 (incorporated herein by reference to Exhibit 1 the Reporting Persons’ Schedule 13D filed with the Commission on April 4, 2008).
Exhibit B:	Securities Purchase Agreement dated as of March 14, 2008, by and among Corcept Therapeutics Incorporated and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.24 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 31, 2008).
Exhibit C:	Registration Rights Agreement dated as of March 14, 2008, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 10.25 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 31, 2008), as amended by the Amendment to Registration Rights Agreement dated as of November 11, 2008, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 31, 2009).
Exhibit D:	Form of Warrant of Corcept Therapeutics Incorporated issued in connection with the Securities Purchase Agreement dated as of March 14, 2008, by and among Corcept Therapeutics Incorporated and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 31, 2008).
Exhibit E:	Form of Warrant issued in connection with the Securities Purchase Agreement dated as of October 12, 2009, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Commission on November 12, 2009).
Exhibit F:	Registration Rights Agreement dated as of October 12, 2009, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Commission on November 12, 2009).
Exhibit G:	Securities Purchase Agreement dated as of October 12, 2009, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Commission on November 12, 2009).
Exhibit H:	Form of Warrant issued in connection with the Warrant Purchase Agreement dated as of April 21, 2010, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated April 21, 2010 filed with the Commission on April 23, 2010).
Exhibit I:	Registration Rights Agreement dated as of April 21, 2010, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated April 21, 2010 filed with the Commission on April 23, 2010).

Page 13 of 14 Pages

Exhibit J:	Warrant Purchase Agreement dated as of April 21, 2010, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 21, 2010 filed with the Commission on April 23, 2010).
Exhibit K:	Form of Warrant issued in connection with the Warrant Purchase Agreement dated as of March 25, 2012, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated March 25, 2012 filed with the Commission on March 29, 2012).
Exhibit L:	Registration Rights Agreement dated as of March 29, 2012, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated March 25, 2012 filed with the Commission on March 29, 2012).
Exhibit M:	Warrant Purchase Agreement dated as of March 25, 2012, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 25, 2012 filed with the Commission on March 29, 2012).
Exhibit N:	10b5-1 Trading Plan dated as of December 10, 2012, by and between Longitude Ventures Partners, L.P. and Morgan Stanley Smith Barney LLC (filed herewith).
Exhibit O:	10b5-1 Trading Plan dated as of November 21, 2013, by and between Longitude Ventures Partners, L.P. and Morgan Stanley Smith Barney LLC (filed herewith).

Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

Exhibit N

PART I

Account and Plan Information

Instructions: *To be completed by MSSB and reviewed the Seller.*

The undersigned (referred to hereinafter as the "**Seller**", "I" or "**me**") hereby appoints Morgan Stanley Smith Barney LLC ("**MSSB**") as my agent for the purposes of implementing this Sales Plan (this "**Plan**") that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") as outlined below and for the purpose of executing this Plan. I understand that this Plan is subject to review prior to acceptance by MSSB and that, upon acceptance, MSSB will use commercially reasonable efforts to perform its obligations under this Plan.

The appointment of MSSB is for the purpose of selling my securities pursuant to the terms and conditions set forth below. Subject to such terms and conditions, MSSB accepts such appointment. This Plan is valid only for the specific security, account number and maximum total shares indicated:

Issuer (the "Issuer"): Concept Therapeutics Inc. Trading Symbol: CORT

Adoption Date: 12/10/2012
*The date on which the Seller executes this Plan will be defined as the Adoption Date (the "**Adoption Date**").*

Seller's Name: Longitude Venture Partners

Account #: ____ FA Number:____

Selling Start Date: 2/1/2013 Plan End Date: 2/1/2014
Note: The "Selling Start Date" may be no sooner than 14 days after the Adoption Date that this Plan is executed.

0.02
Commission: ~~$0.00~~ per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale).

Seller's Affiliation Status: ☒ 144 affiliate ☒ Section 16 insider ☐ Non 144 Affiliate but subject to trading windows ☐ Other

Share Type: ☐ Options ☒ Shares already owned ☐ Restricted Stock Award /Units ☐ other

Plan Total Share Quantity:	Trade Schedule A:	0
	Trade Schedule B:	3,000,000
	Total Shares:	3,000,000

Longitude CORT 10b5 plan_12-10-12 (4) Page 2

PART II

Trade Schedule A – Notice and Authorization of Exercise of Stock Options and Sale of Underlying Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell shares obtained upon the exercise of stock options. When applicable, to be completed by MSSB and reviewed by the Seller. This Trade Schedule will be provided to the Issuer as Notice of the intention to exercise stock options.

Name of Seller: ___________________ Name of Issuer: ______________________________

I understand that it is my responsibility to ensure that my employee stock options (the "**Options**") are vested prior to the purchase of shares (the "**Shares**") of common stock of the Issuer' will be vested prior to their associated sale periods listed below and will not expire before such sale periods. I also acknowledge responsibility for notifying MSSB in the event of an expiration of the Options under the Issuer's stock option plan that will prevent the occurrence of one or more transactions listed below. If I authorize the exercise of more than one vested Option grant at the same limit price, the Options will be exercised in the order listed below. I further acknowledge that in the event Options cannot be exercised and the corresponding Shares cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected thereby and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

1. The following shall constitute my irrevocable direction and authorization to exercise the Options and sell the Shares as follows:

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Date of Grant	(b) Grant ID	(c) Strike Price	(d) Option Vest Date	(e) Option Expiration Date	(f) Sale Period(s)		(g) Number of Shares to be Sold	(h) Limit Price
					Start Date	End Date		

Note: Insert additional rows as necessary.

"No Sale" Periods (if any)	
Start Date	End Date

The maximum number of Shares to be sold under this Trade Schedule A is ________.

Longitude CORT 10b5 plan_12-10-12 (4)

Page 4

2. I hereby irrevocably authorize the Issuer to deliver Shares through the Depository Trust Company (DTC) to *(check one)*:

- ☐ Morgan Stanley Smith Barney LLC - DTC#: **015**
- ☐ Morgan Stanley & Co. LLC - DTC#: **050**
- ☐ Morgan Stanley & Co. International Limited - DTC#: **7309**

Deliver to Account #: ____________________________

3. I hereby authorize MSSB or it affiliates, as applicable, to wire a cash amount sufficient to cover the cost of the exercise and any withholding taxes due to either the Issuer or, if applicable, the Issuer's outside stock option plan administrator upon the exercise of any Options exercised and underlying Shares sold pursuant to this Plan.

Instructions for Trade Schedule A:

- Please list all Options to be exercised and sold in the order of proposed exercise and sale. If a specific grant is not attributed to each individual Sale Period, Options will be exercised in the order that the grants are listed above.
- In columns (a) through (e) please provide the details of the Option grants to be exercised and sold.
- In column (f), state the first and last date on which the Shares are authorized to be sold during the Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period unless explicitly indicated.
- In column (g), state the maximum number of Shares to be sold pursuant to the Option exercise. Do not aggregate with amounts authorized to be sold at a different price during the same Sale Period.
- In column (h), write a dollar price which is the minimum price per Share (the "**Limit Price**") at which the Shares are authorized to be sold during the Sale Period. All limit orders will be treated as "limit not held" orders. Note: Option exercises and sales must be at a Limit Price, not at a "Market" price.
- In the grid labeled "No Sale" Periods, list the time period(s), if any, during which no sales may be made, notwithstanding their inclusion in this <u>Trade Schedule A</u>. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule A is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

Longitude CORT 10b5 plan_12-10-12 (4)

Page 5

Trade Schedule B – Sale of Clean Stock/Control Stock/Restricted Stock Awards or Units or Employee Stock Purchase Plan Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell these types of shares. When applicable, to be completed by MSSB and reviewed by the Seller.

Name of Seller: Longitude Venture Partners

Name of Issuer: Corcept Therapeutics Inc.

I acknowledge that in the event the number of Shares in column (e) cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Type *(Clean (CLN), Control (CTRL), Restricted (RST), Restricted Stock Awards (RSA) or Units (RSU) or Employee Stock Purchase Plan shares (ESPP))*	(b) Grant ID *(If applicable)*	(c) Date Shares Acquired / Vest Date *(If applicable)*	(d) Sale Period(s) Start Date	End Date	(e) Authorized Number of Owned Shares to be Sold	(f) Limit Price ("Market" if a Market Order)
Restricted			2/1/2013	2/1/2014	Balance of 3,000,000 in plan	7.00
			2/1/2013	2/1/2014	250,000	4.00
			3/1/2013	2/1/2014	250,000	4.00
			4/1/2013	2/1/2014	250,000	4.00
			5/1/2013	2/1/2014	250,000	*TBD
			6/1/2013	2/1/2014	250,000	*TBD
			7/1/2013	2/1/2014	250,000	*TBD
			8/1/2013	2/1/2014	250,000	**TBD
			9/1/2013	2/1/2014	250,000	**TBD
			10/1/2013	2/1/2014	250,000	**TBD
			11/1/2013	2/1/2014	250,000	***TBD
			12/1/2013	2/1/2014	250,000	***TBD
			1/1/2014	2/1/2014	250,000	***TBD

Note: Insert additional rows as necessary

**TBD: The sale price for this order shall be calculated on 5/1/13 as follows: If the orders with start dates in February, March and April at $4.00 have all fully executed, the sale price shall be $4.50. If the orders have not fully executed, the price shall be $4.00.*

***TBD: The sale price for his order shall be calculated on 8/1/13 as follow: If the orders with start dates in May, June and July have all fully executed, the sale price on this order should be $0.50 above the sale price for the orders starting in May, June and July. If not, then price stays at the same level as the May, June and July orders.*

****TBD: The sale price for his order shall be calculated on 11/1/13 as follow: If the orders with start dates in August, September and October have all fully executed, the sale price on this order should be $0.50 above the sale price for the orders starting in August, September and October. If not, then price stays at the same level as the August, September and October orders.*

"No Sale" Periods (if any)	
Start Date	End Date

Longitude CORT 10b5 plan_12-10-12 (4)

Page 6

The maximum number of Shares to be sold under this Trade Schedule B is 3,000,000.

Instructions for Trade Schedule B:

- Shares should be listed in chronological order of proposed sales.
- In column (a), indicate the type of stock to be sold.
- In column (b), for Restricted Stock Awards/units or ESPP Shares, please state the Grant ID, if applicable.
- In column (c), state the date the Shares to be sold were acquired or vested. If the Shares were acquired/vested in more than one lot, state the acquisition/vest date for each lot. If performance based Restricted Stock Awards or Units and vest date is unknown at this time, indicate "TBD" in the grid above.
- In column (d), state the first and last date on which the Shares are authorized to be sold during the designated Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period, unless explicitly indicated.
- In column (e), state the maximum number of Shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period.
- In column (f), write either: (i) a dollar price, which is the minimum price (the "Limit" Price) at which Shares are authorized to be sold, or (ii) the word "market" if Shares are to be sold at the then-prevailing market price per Share during the Sale Period. All market orders will be treated as "market not held" orders. All limit orders will be treated as "limit not held" orders.
- In the grid labeled "No Sale" Periods, list the period(s), if any, during which no sales may be made pursuant to this Trade Schedule B, stated Sale Periods, notwithstanding. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule B is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

Page 7

Longitude CORT 10b5 plan_12-10-12 (4)

PART III

Sales Plan Disclosures and Representations

Instructions: The Seller must review and understand these disclosures and representations. The Seller is required to sign the last page of this Part III.

A. General Representations.

I understand that this Plan is intended to conform with certain provisions of SEC Rule 10b5-1 of the Securities and Exchange Commission (the "**Rules**"). In summary, under the Rules, a person executing pre-planned transactions pursuant to a Rule 10b5-1 plan established in good faith at a time when that person was unaware of material nonpublic information has an affirmative defense against allegations of insider trading.

1. I hereby represent to MSSB that, as of the date of my signature below:

   a. I am not in possession, and am not aware, of any material nonpublic information about the securities which are the subject of this Plan or the Issuer of such securities;

   b. I am entering into this Plan in good faith and not as part of a plan or scheme to evade any law, including, without limitation, the federal securities laws or any law governing insider trading;

   c. I understand that the protections of the Rules may not apply if I alter this Plan or deviate from the instructions in any way, other than in accordance with the modification provisions of this Plan and applicable law;

   d. I own the securities which are the subject of this Plan free and clear and I acknowledge and confirm that:

      (i) Neither I, nor the securities subject to this Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for those which I have entered into with MSSB or limitations imposed by Rule 144, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to my knowledge threatened, that would prevent or interfere with the exercise of options ("**Options**") to purchase shares ("**Shares**") of the Issuer or sale of Shares under this Plan; and

      (ii) The execution and delivery of this Plan by me and the transactions contemplated by this Plan will not contravene applicable law or any agreement or other instrument binding on me or any of my affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over me or my affiliates.

   e. While this Plan is in effect, I will not enter into any corresponding or hedging transaction or position with respect to the securities which are the subject of this Plan (including, without limitation, with respect to any securities convertible or exchangeable into common stock of the Issuer) and, unless this Plan is modified or terminated in accordance with the terms hereof, I agree not to alter or deviate from the terms of this Plan;

   f. I agree not to, directly or indirectly, communicate any information relating to the Shares or the Issuer to any employee of MSSB or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect or attempt to exercise any influence over how, when or whether to effect any sales of Shares pursuant to this Plan;

   g. I represent that this Plan conforms with the trading policies of the Issuer, and I acknowledge and confirm that I have provided MSSB with an Issuer Representation letter dated as of the date of this Plan signed by an authorized representative of the Issuer substantially in the form of <u>Part IV - Exhibit A</u> to this Plan;

Page 8

Longitude CORT 10b5 plan_12-10-12 (4)

h. I agree to notify MSSB in writing to the individuals set forth in Part I – Account and Plan Information as soon as practicable if I become aware of:

(i) any restriction that would prohibit any sale pursuant to this Plan (other than any such restriction relating to my possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice will indicate the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or its applicability to me and will not in any way communicate any material nonpublic information about the Issuer or its securities to MSSB;

(ii) any change in the Issuer's insider trading policies;

(iii) any change in the Issuer's policies with regard to the timing or method of exercising options covered by this Plan;

(iv) any change that would cause the sales hereunder not to meet all applicable requirements of Rule 144, if applicable; and

(v) any stock split, stock dividend or other like distributions affecting the Shares ("**Recapitalization**").

i. I acknowledge that MSSB is not acting as my fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Plan;

j. I agree that until this Plan has been terminated in accordance with its terms, I will not, without providing prior written notice to MSSB:

(i) enter into a binding contract with respect to the purchase or sale of any securities of the Issuer with another broker, dealer or financial institution (each, a "**Financial Institution**");

(ii) instruct another Financial Institution to purchase or sell any securities of the Issuer; or

(iii) adopt a plan for trading with respect to any securities of the Issuer other than this Plan.

k. If I am a director or executive officer of the Issuer, then I am not subject to any current pension fund blackout period applicable to such Issuer, and I have not received written notice of the imposition of, nor am I aware of, the actual or approximate beginning or ending dates of any such blackout period and I further acknowledge and agree that I may not modify or otherwise alter this Plan in such circumstances;

l. I represent that I am not entering into this Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or "HR-10" plan). [Explanatory Note: A plan involving the sale of stock acquired through the exercise of employee stock options would not be "on behalf of, or with the assets of' any of the types of plans referred to in this paragraph.]

m. I represent that my account is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a "plan" as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan's investment in such entity.

B. Section 16 Representations (note: may not be applicable for some plans).

1. I understand that it is my responsibility to comply with all applicable laws (including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, if applicable) and policies of the Issuer of the securities with respect to the transactions contemplated by this Plan ("**Covered Transactions**") and agree to comply with all such laws and policies;

2. If I have specified that I am subject to the requirements of Section 16 of the Exchange Act, I agree to complete, execute and deliver to MSSB a Section 16 Authorization Letter substantially in the form of Part IV – Exhibit C to this Plan;

Longitude CORT 10b5 plan_12-10-12 (4)

Page 9

3. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of securities that occurs within six months of each other if I own 10% or more of any class of the Issuer's equity securities, or if I am an officer or director of the Issuer (i.e., "**short-swing profits**"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and I will seek my own counsel with respect to ensuring compliance with such rules;

4. I understand that there are securities laws and rules that require certain persons to timely file reports with the Securities and Exchange Commission (the "**SEC**") as to the shareholder's purchases and sales of the Issuer's securities (including, without limitation, Section 13 and Section 16 of the Exchange Act). I understand that it is my responsibility to ensure compliance with such rules in a timely manner to the extent applicable, and I will seek my own counsel with respect to whether and when such reports might need to be filed. MSSB will not be required to: (i) make any of these filings on my behalf, (ii) review any Exchange Act filing made by me, or (iii) determine whether any Exchange Act filing by me has been made on a timely basis. MSSB will not be liable to me for any misstatement, omission or defect in any of these filings; and

5. I understand that the laws governing insider trading are fact-specific and that MSSB does not and cannot guarantee that any transaction that is executed pursuant to this Plan will be deemed covered by the protections of the Rules.

C. Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144 (note: may not be applicable for some plans).

1. I understand that this Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of Shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be sold and any lesser amount of Shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. In no event will MSSB effect any sale if such sale would exceed the then-applicable limitation under Rule 144 assuming MSSB's sales under this Plan are the only sales subject to that limitation.

2. I agree not to take nor to cause any person or entity with which I would be required to aggregate sales of stock pursuant to Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144, including volume limitations.

3. I instruct Morgan Stanley Smith Barney to conduct all sales pursuant to this Plan in accordance with the manner of sale under Rule 144(f) and current public information requirements of Rule 144(c).

4. I agree to timely provide completed and signed Rule 144 paperwork to MSSB (including, without limitation, a Seller Representation letter dated as of the date of this Plan substantially in the form of Part IV - Exhibit A to this Plan prior to the Adoption Date). I acknowledge that MSSB requires this paperwork to facilitate Rule 144 trades for my account. Consistent with Rule 144 filing requirements, MSSB hereby agrees to submit my completed Form144 – Notice of Proposed Sale to the Securities and Exchange Commission . In order for MSSB to complete this paperwork, I authorize MSSB to maintain my pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. I further agree to release, hold harmless and discharge MSSB and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144.

D. Implementation, Modification, Suspension and Termination.

1. Implementation of Plan.

   a. MSSB will sell the Shares subject to this Plan in accordance with the terms of this Plan for my account in accordance with the principles of best execution provided that MSSB may execute orders on a "not held" basis. Morgan Stanley Smith Barney considers several factors, including price, the available liquidity pool, execution speed, transaction costs, service and opportunities for price improvement in determining where to route customer orders for execution. A "not held" or "working order" permits MSSB to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. However, MSSB will not sell any Shares subject to this Plan at a price less than the Limit Price, if applicable.

Longitude CORT 10b5 plan_12-10-12 (4)

Page 10

b. MSSB may sell the Shares subject to this Plan on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. I agree that if MSSB or its affiliates is a market maker or dealer in such Shares at the time that any sale is to be made under this Plan, MSSB or its affiliates may, at its sole discretion, purchase such Shares in its capacity as market maker or dealer.

c. I agree to deliver the Shares subject to this Plan to the extent I currently own such Shares into an account at MSSB in my name and for my benefit prior to the Selling Start Date. I understand that this Plan shall not be effective until I establish a valid account at MSSB to hold the Shares.

2. Modification of Plan.

a. I may not modify this Plan unless:

(i) such modification is accepted in writing by MSSB;

(ii) I provide MSSB with:

(a) an Issuer Representation Letter substantially in the form of Part IV - Exhibit A to this Plan;

(b) a Seller Representation Letter substantially in the form of Part IV - Exhibit B to this Plan;

(c) a modification letter and new trade schedule(s) in which I represent that, among other things, on the date of such modification that I am not aware of any material, non-public information regarding the Issuer or any of its securities (including the Shares), that the modification is being made in good faith and not as part of a scheme to evade the Rules, and that my representations and warranties contained in this Plan are true at and as of the date of such letter as if made at and as of such date; and

(d) such modification occurs only outside of any "blackout periods" set forth in the Issuer's insider trading policy and procedures.

b. I further understand that MSSB requires a 14 day period from the adoption of such modification to the date when trading may resume following such modification. The Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, an additional period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer and to advise MSSB of such requirements. I further agree that any such modification of this Plan shall be undertaken at my own risk without liability or consequence to MSSB.

3. Suspension of Plan.

a. I understand that trading under this Plan may be suspended if MSSB has received written notice from the Issuer or from me of a legal, regulatory or contractual restriction applicable to the Issuer or to me. Upon receipt of such written notice, I expressly authorize MSSB to suspend trading as soon as practicable and trading shall not resume until MSSB has received written notice of the lifting of such suspension or the resolution of the underlying restriction. If the events giving rise to a suspension of trading cannot be resolved (as determined by MSSB in its sole discretion), I understand and acknowledge that MSSB reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein. In the event of a suspension, MSSB will resume effecting trades in accordance with this Plan as soon as MSSB determines that it is reasonably practical to do so.

b. Upon the resumption of trading following a suspension, any trades having a Sales Period End Date scheduled to have occurred during such suspension period shall be deemed to have expired as of that scheduled Sales Period End Date as defined in Trade Schedule A or B, as applicable. Any trades having a Sales Period Start Date scheduled to have occurred during the period of suspension shall be placed as soon as practicable for the balance of time remaining until the Sales Period End Date applicable to such trade. All other trades shall be placed as originally indicated in this Plan.

Longitude CORT 10b5 plan_12-10-12 (4)

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4. Termination of Plan.

a. I understand that this Plan will terminate at market close on the Plan End Date or, if earlier, upon the completed sale of the maximum Shares subject to this Plan. In addition, this Plan shall terminate, regardless of whether the maximum Shares have been sold, upon any of the following events:

(i) MSSB receives written notice of my death;

(ii) MSSB receives written notice of the commencement or impending commencement of any proceedings in respect of or triggered by my bankruptcy or insolvency;

(iii) MSSB receives written notice of a valid instruction to transfer all or substantially all of the assets within my securities account at MSSB to another broker-dealer;

(iv) MSSB receives two days' written notice from me terminating this Plan (which may be given for any reason);

(v) I receive written notice from MSSB terminating this Plan (which may be given for any reason); and

(vi) If I fail to comply in any material respect with any applicable law and/or any obligation under this Plan.

(vii) Upon my or the Issuer's demonstrating to MSSB that any of the following contingencies have occurred:

(a) A public announcement has been made of a tender offer involving the Issuer's securities;

(b) A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Plan would be subject to a lock-up provision;

(c) A sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

(d) A dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

(e) That this Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound.

b. In no event shall MSSB be deemed to have breached or failed to comply with this Plan if MSSB does not receive written notice from me or the Issuer of the above contingencies prior to the placement of a scheduled order under this Plan.

E. Indemnification; Limitation of Liability.

I understand that the purpose of this Plan is to provide me with an affirmative defense against charges of insider trading and that MSSB can make no representation or guarantee that any transaction entered according to this Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material nonpublic information or other laws or rules governing securities transactions. Therefore, in consideration of MSSB's acceptance of these instructions, I hereby agree to indemnify and hold harmless MSSB and its directors, officers, employees and affiliates (including, without limitation, Morgan Stanley & Co. LLC) from any claim, loss, damage, liability or expense (including, without limitation, any legal fees and expenses reasonably incurred) arising out of or attributable to this Plan (including, without limitation, any representations or warranties I have given or will give under or in connection with this Plan) or any transaction or transactions executed pursuant to this Plan or from any deviation I might make from this Plan. This indemnification will survive termination of this Plan.

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Notwithstanding any other provision hereof, MSSB shall not be liable to me for (i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond MSSB's reasonable control, including but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as "acts of God".

F. Notice.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated in Part I – Account and Plan Information. The parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

G. Miscellaneous.

1. Additional Documents. I agree to complete, execute and deliver to MSSB any additional forms or other paperwork pursuant to this Plan at such times and in such form as MSSB may reasonably request.

2. My Obligation to Consult Legal Advisors. I agree that I will not enter into, modify, suspend or terminate this Plan except upon consultation with my own legal advisors.

3. Inconsistent Provisions. If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

4. Market Disruptions and Other Unusual Situations. I understand that MSSB may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it, its affiliates, me or my affiliates may be subject (as determined by MSSB in its sole discretion). If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to MSSB, or any other event, MSSB agrees to effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date, or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

5. Non-Market Days and Trading Restrictions. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

6. State Insider Trading Laws. I understand that some states may have their own laws that relate to insider trading. I understand that MSSB makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

7. Prices. All references in this Plan to per share prices will be before deducting any commission equivalent, mark-up or differential and other expenses of sale.

8. Other Shares. I may instruct MSSB to sell Shares other than pursuant to this Plan. The parties hereto agree that any such sale transaction will not be deemed to modify this Plan unless in connection with such transaction this Plan is modified pursuant to the process set forth in subsection D.2 above.

9. Adjustments to Share and Dollar Amounts. The exercise and sale prices, and number of Options to be exercised and Share to be sold, will be adjusted following such time as I or the Issuer notifies MSSB promptly of a Recapitalization, which shall be made by providing a new schedule reflecting the adjustment in Shares and prices after the Recapitalization.

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Longitude CORT 10b5 plan_12-10-12 (4)

10. Effect of Instructions on Other Agreements with Morgan Stanley Smith Barney. Subject to "Entire Agreement; Subsequent Plans" subsection below, nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between MSSB and me.

11. Entire Agreement; Subsequent Plans. This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with respect to this Plan. I understand that if I enter into a subsequent 10b5-1 trading plan, that plan will not amend, suspend or terminate this Plan unless explicitly agreed to by MSSB in writing.

12. Assignment. My rights and obligations under this Plan may not be assigned or delegated without the written permission of MSSB. MSSB may assign or delegate any or all of its rights or obligations under this Plan to a company affiliated with, or a successor to, MSSB or to any assignee to which MSSB determines to assign all or part of its business relating to sales plans of this kind. Any such assignment will not affect the status, or be deemed to be an amendment, of this Plan, the purpose of which is to provide me with an affirmative defense against charges of insider trading.

13. Choice of Law Regarding Interpretation of Instructions. This Plan shall be construed in accordance with the internal laws of the State of New York.

14. Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

15. Headings. Headings used in this Plan are provided for convenience only and shall not be used to construe meaning or intent.

16. Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

By signing this Plan I agree that I have read and understood all of the disclosures and representations outlined in this Plan and applicable Trade Schedules.

Seller	Morgan Stanley Smith Barney LLC
By: [signature]	By: [signature]
Name: PATRICK ENRIGHT	Name: Jason D. Nigro
Title: Managing Director	Title: Vice President
Adoption Date: 12/10/12	Date: 12/10/12

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Exhibit O

PART I

Account and Plan Information

Instructions: To be completed by MSSB and reviewed the Seller.

The undersigned (referred to hereinafter as the "**Seller**", "I" or "**me**") hereby appoints Morgan Stanley Smith Barney LLC ("**MSSB**") as my agent for the purposes of implementing this Sales Plan (this "**Plan**") that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") as outlined below and for the purpose of executing this Plan. I understand that this Plan is subject to review prior to acceptance by MSSB and that, upon acceptance, MSSB will use commercially reasonable efforts to perform its obligations under this Plan.

The appointment of MSSB is for the purpose of selling my securities pursuant to the terms and conditions set forth below. Subject to such terms and conditions, MSSB accepts such appointment. This Plan is valid only for the specific security, account number and maximum total shares indicated:

Issuer (the "**Issuer**"): Corcept Therapeutics Inc. Trading Symbol: CORT

Adoption Date: 11/21/2013
*The date on which the Seller executes this Plan will be defined as the Adoption Date (the "**Adoption Date**").*

Seller's Name: Longitude Venture Partners

Account #: FA Number:____

Selling Start Date: 3/1/2014 Plan End Date: 3/1/2015
Note: The "Selling Start Date" may be no sooner than 14 days after the Adoption Date that this Plan is executed.

Commission: _$0.02 per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale).

Seller's Affiliation Status: ☒ 144 affiliate ☒ Section 16 insider ☐ Non 144 Affiliate but subject to trading windows ☐ Other

Share Type: ☐ Options ☒ Shares already owned ☐ Restricted Stock Award /Units ☐ other

Plan Total Share Quantity:	Trade Schedule A:	0
	Trade Schedule B:	3,000,000
	Total Shares:	3,000,000

Longitude CORT 10b5 plan 2013 11 (2) Page 2

PART II

Trade Schedule A – Notice and Authorization of Exercise of Stock Options and Sale of Underlying Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell shares obtained upon the exercise of stock options. When applicable, to be completed by MSSB and reviewed by the Seller. This Trade Schedule will be provided to the Issuer as Notice of the intention to exercise stock options.

Name of Seller: ____________________ Name of Issuer: ________________________________

I understand that it is my responsibility to ensure that my employee stock options (the "**Options**") are vested prior to the purchase of shares (the "**Shares**") of common stock of the Issuer' will be vested prior to their associated sale periods listed below and will not expire before such sale periods. I also acknowledge responsibility for notifying MSSB in the event of an expiration of the Options under the Issuer's stock option plan that will prevent the occurrence of one or more transactions listed below. If I authorize the exercise of more than one vested Option grant at the same limit price, the Options will be exercised in the order listed below. I further acknowledge that in the event Options cannot be exercised and the corresponding Shares cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected thereby and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

1. The following shall constitute my irrevocable direction and authorization to exercise the Options and sell the Shares as follows:

***** INFORMATION ON GRID MUST BE TYPED *****

(a) Date of Grant	**(b) Grant ID**	(c) Strike Price	**(d) Option Vest Date**	**(e) Option Expiration Date**	**(f) Sale Period(s)**		**(g) Number of Shares** to be Sold	**(h) Limit Price**
					Start Date	End Date		

Note: Insert additional rows as necessary.

"No Sale" Periods (if any)	
Start Date	**End Date**

The maximum number of Shares to be sold under this Trade Schedule A is ________.

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2. I hereby irrevocably authorize the Issuer to deliver Shares through the Depository Trust Company (DTC) to *(check one)*:

☐ Morgan Stanley Smith Barney LLC - DTC#: **015**

☐ Morgan Stanley & Co. LLC - DTC#: **050**

☐ Morgan Stanley & Co. International Limited - DTC#: **7309**

Deliver to Account #: ___________________________

3. I hereby authorize MSSB or it affiliates, as applicable, to wire a cash amount sufficient to cover the cost of the exercise and any withholding taxes due to either the Issuer or, if applicable, the Issuer's outside stock option plan administrator upon the exercise of any Options exercised and underlying Shares sold pursuant to this Plan.

Instructions for Trade Schedule A:

- Please list all Options to be exercised and sold in the order of proposed exercise and sale. If a specific grant is not attributed to each individual Sale Period, Options will be exercised in the order that the grants are listed above.
- In columns (a) through (e) please provide the details of the Option grants to be exercised and sold.
- In column (f), state the first and last date on which the Shares are authorized to be sold during the Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period unless explicitly indicated.
- In column (g), state the maximum number of Shares to be sold pursuant to the Option exercise. Do not aggregate with amounts authorized to be sold at a different price during the same Sale Period.
- In column (h), write a dollar price which is the minimum price per Share (the **"Limit Price"**) at which the Shares are authorized to be sold during the Sale Period. All limit orders will be treated as "limit not held" orders. Note: Option exercises and sales must be at a Limit Price, not at a "Market" price.
- In the grid labeled "No Sale" Periods, list the time period(s), if any, during which no sales may be made, notwithstanding their inclusion in this Trade Schedule A. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule A is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

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Trade Schedule B – Sale of Clean Stock/Control Stock/Restricted Stock Awards or Units or Employee Stock Purchase Plan Stock.

Instructions: May not be applicable for some plans. For use by any seller who wishes to sell these types of shares. When applicable, to be completed by MSSB and reviewed by the Seller.

Name of Seller: Longitude Venture Partners   Name of Issuer: Corcept Therapeutics Inc.

I acknowledge that in the event the number of Shares in column (e) cannot be sold for any reason, including the occurrence of a suspension pursuant to this Plan, the term of this Plan will not be affected and will end on the originally scheduled Plan End Date. I represent that the information below is accurate.

MSSB MAY NOT ACCEPT A PLAN THAT COMMENCES SALES WITHIN (14) CALENDAR DAYS OF ADOPTION DATE.

*** INFORMATION ON GRID MUST BE TYPED ***

(a) Type *(Clean (CLN), Control (CTRL), Restricted (RST), Restricted Stock Awards (RSA) or Units (RSU) or Employee Stock Purchase Plan shares (ESPP))*	(b) Grant ID *(If applicable)*	(c) Date Shares Acquired / Vest Date *(If applicable)*	(d) Sale Period(s)		(e) Authorized Number of Owned Shares to be Sold	(f) Limit Price ("Market" if a Market Order)
			Start Date	End Date		
Restricted			3/1/2014	3/1/2015	Balance of 3,000,000 in plan	7.00
			3/1/2014	3/1/2015	250,000	4.00
			4/1/2014	3/1/2015	250,000	4.00
			5/1/2014	3/1/2015	250,000	4.00
			6/1/2014	3/1/2015	250,000	*TBD
			7/1/2014	3/1/2015	250,000	*TBD
			8/1/2014	3/1/2015	250,000	*TBD
			9/1/2014	3/1/2015	250,000	**TBD
			10/1/2014	3/1/2015	250,000	**TBD
			11/1/2014	3/1/2015	250,000	**TBD
			12/1/2014	3/1/2015	250,000	***TBD
			1/1/2015	3/1/2015	250,000	***TBD
			2/1/2015	3/1/2015	250,000	***TBD

Note: Insert additional rows as necessary

**TBD: The sale price for this order shall be calculated on 6/1/2014 as follows: If the orders with start dates in March, April and May at $4.00 have all fully executed, the sale price shall be $4.50. If the orders have not fully executed, the price shall be $4.00.*

***TBD: The sale price for this order shall be calculated on 9/1/2014 as follows: If the orders with start dates June, July and August have all fully executed, the sale price should be $0.50 above the sale price of the orders starting in June, July and August. If not, then price stays at the same level as the June, July and August.*

****TBD: The sale price for this order shall be calculated on 12/1/2014 as follows: If the orders with start dates September, October and November have all fully executed, the sale price should be $0.50 above the sale price of the orders starting in September, October and November. If not, then price stays at the same level as the September, October and November orders.*

"No Sale" Periods (If any)	
Start Date	End Date

Longitude CORT 10b5 plan 2013 11 (2)   Page 6

The maximum number of Shares to be sold under this Trade Schedule B is 3,000,000.

Instructions for Trade Schedule B:

- Shares should be listed in chronological order of proposed sales.
- In column (a), indicate the type of stock to be sold.
- In column (b), for Restricted Stock Awards/units or ESPP Shares, please state the Grant ID, if applicable.
- In column (c), state the date the Shares to be sold were acquired or vested. If the Shares were acquired/vested in more than one lot, state the acquisition/vest date for each lot. If performance based Restricted Stock Awards or Units and vest date is unknown at this time, indicate "TBD" in the grid above.
- In column (d), state the first and last date on which the Shares are authorized to be sold during the designated Sale Period (Share sales may occur on or between these dates). If, during any Sale Period the stated price is not reached for some or all of these Shares, they will not be carried over into any subsequent Sale Period, unless explicitly indicated.
- In column (e), state the maximum number of Shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period.
- In column (f), write either: (i) a dollar price, which is the minimum price (the "Limit" Price) at which Shares are authorized to be sold, or (ii) the word "market" if Shares are to be sold at the then-prevailing market price per Share during the Sale Period. All market orders will be treated as "market not held" orders. All limit orders will be treated as "limit not held" orders.
- In the grid labeled "No Sale" Periods, list the period(s), if any, during which no sales may be made pursuant to this Trade Schedule B, stated Sale Periods, notwithstanding. These periods are independent of any suspension that may occur pursuant to this Plan.

This Trade Schedule B is an integral part of this Plan entered into by the Seller with MSSB and is subject to the terms and conditions set forth therein.

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PART III

Sales Plan Disclosures and Representations

Instructions: The Seller must review and understand these disclosures and representations. The Seller is required to sign the last page of this Part III.

A. General Representations.

I understand that this Plan is intended to conform with certain provisions of SEC Rule 10b5-1 of the Securities and Exchange Commission (the "**Rules**"). In summary, under the Rules, a person executing pre-planned transactions pursuant to a Rule 10b5-1 plan established in good faith at a time when that person was unaware of material nonpublic information has an affirmative defense against allegations of insider trading.

1. I hereby represent to MSSB that, as of the date of my signature below:

   a. I am not in possession, and am not aware, of any material nonpublic information about the securities which are the subject of this Plan or the Issuer of such securities;

   b. I am entering into this Plan in good faith and not as part of a plan or scheme to evade any law, including, without limitation, the federal securities laws or any law governing insider trading;

   c. I understand that the protections of the Rules may not apply if I alter this Plan or deviate from the instructions in any way, other than in accordance with the modification provisions of this Plan and applicable law;

   d. I own the securities which are the subject of this Plan free and clear and I acknowledge and confirm that:

      (i) Neither I, nor the securities subject to this Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for those which I have entered into with MSSB or limitations imposed by Rule 144, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to my knowledge threatened, that would prevent or interfere with the exercise of options ("**Options**") to purchase shares ("**Shares**") of the Issuer or sale of Shares under this Plan; and

      (ii) The execution and delivery of this Plan by me and the transactions contemplated by this Plan will not contravene applicable law or any agreement or other instrument binding on me or any of my affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over me or my affiliates.

   e. While this Plan is in effect, I will not enter into any corresponding or hedging transaction or position with respect to the securities which are the subject of this Plan (including, without limitation, with respect to any securities convertible or exchangeable into common stock of the Issuer) and, unless this Plan is modified or terminated in accordance with the terms hereof, I agree not to alter or deviate from the terms of this Plan;

   f. I agree not to, directly or indirectly, communicate any information relating to the Shares or the Issuer to any employee of MSSB or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect or attempt to exercise any influence over how, when or whether to effect any sales of Shares pursuant to this Plan;

   g. I represent that this Plan conforms with the trading policies of the Issuer, and I acknowledge and confirm that I have provided MSSB with an Issuer Representation letter dated as of the date of this Plan signed by an authorized representative of the Issuer substantially in the form of Part IV - Exhibit A to this Plan;

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h. I agree to notify MSSB in writing to the individuals set forth in Part I – Account and Plan Information as soon as practicable if I become aware of:

(i) any restriction that would prohibit any sale pursuant to this Plan (other than any such restriction relating to my possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice will indicate the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or its applicability to me and will not in any way communicate any material nonpublic information about the Issuer or its securities to MSSB;

(ii) any change in the Issuer's insider trading policies;

(iii) any change in the Issuer's policies with regard to the timing or method of exercising options covered by this Plan;

(iv) any change that would cause the sales hereunder not to meet all applicable requirements of Rule 144, if applicable; and

(v) any stock split, stock dividend or other like distributions affecting the Shares (**"Recapitalization"**).

i. I acknowledge that MSSB is not acting as my fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Plan;

j. I agree that until this Plan has been terminated in accordance with its terms, I will not, without providing prior written notice to MSSB:

(i) enter into a binding contract with respect to the purchase or sale of any securities of the Issuer with another broker, dealer or financial institution (each, a **"Financial Institution"**);

(ii) instruct another Financial Institution to purchase or sell any securities of the Issuer; or

(iii) adopt a plan for trading with respect to any securities of the Issuer other than this Plan.

k. If I am a director or executive officer of the Issuer, then I am not subject to any current pension fund blackout period applicable to such Issuer, and I have not received written notice of the imposition of, nor am I aware of, the actual or approximate beginning or ending dates of any such blackout period and I further acknowledge and agree that I may not modify or otherwise alter this Plan in such circumstances;

l. I represent that I am not entering into this Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or "HR-10" plan). [Explanatory Note: A plan involving the sale of stock acquired through the exercise of employee stock options would not be "on behalf of, or with the assets of' any of the types of plans referred to in this paragraph.]

m. I represent that my account is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a "plan" as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan's investment in such entity.

B. Section 16 Representations (note: may not be applicable for some plans).

1. I understand that it is my responsibility to comply with all applicable laws (including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, if applicable) and policies of the Issuer of the securities with respect to the transactions contemplated by this Plan (**"Covered Transactions"**) and agree to comply with all such laws and policies;

2. If I have specified that I am subject to the requirements of Section 16 of the Exchange Act, I agree to complete, execute and deliver to MSSB a Section 16 Authorization Letter substantially in the form of Part IV – Exhibit C to this Plan;

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3. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of securities that occurs within six months of each other if I own 10% or more of any class of the Issuer's equity securities, or if I am an officer or director of the Issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and I will seek my own counsel with respect to ensuring compliance with such rules;

4. I understand that there are securities laws and rules that require certain persons to timely file reports with the Securities and Exchange Commission (the "SEC") as to the shareholder's purchases and sales of the Issuer's securities (including, without limitation, Section 13 and Section 16 of the Exchange Act). I understand that it is my responsibility to ensure compliance with such rules in a timely manner to the extent applicable, and I will seek my own counsel with respect to whether and when such reports might need to be filed. MSSB will not be required to: (i) make any of these filings on my behalf, (ii) review any Exchange Act filing made by me, or (iii) determine whether any Exchange Act filing by me has been made on a timely basis. MSSB will not be liable to me for any misstatement, omission or defect in any of these filings; and

5. I understand that the laws governing insider trading are fact-specific and that MSSB does not and cannot guarantee that any transaction that is executed pursuant to this Plan will be deemed covered by the protections of the Rules.

C. Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144 (note: may not be applicable for some plans).

1. I understand that this Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of Shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be sold and any lesser amount of Shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. In no event will MSSB effect any sale if such sale would exceed the then-applicable limitation under Rule 144 assuming MSSB's sales under this Plan are the only sales subject to that limitation.

2. I agree not to take nor to cause any person or entity with which I would be required to aggregate sales of stock pursuant to Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144, including volume limitations.

3. I instruct Morgan Stanley Smith Barney to conduct all sales pursuant to this Plan in accordance with the manner of sale under Rule 144(f) and current public information requirements of Rule 144(c).

4. I agree to timely provide completed and signed Rule 144 paperwork to MSSB (including, without limitation, a Seller Representation letter dated as of the date of this Plan substantially in the form of Part IV - Exhibit A to this Plan prior to the Adoption Date). I acknowledge that MSSB requires this paperwork to facilitate Rule 144 trades for my account. Consistent with Rule 144 filing requirements, MSSB hereby agrees to submit my completed Form144 – Notice of Proposed Sale to the Securities and Exchange Commission . In order for MSSB to complete this paperwork, I authorize MSSB to maintain my pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. I further agree to release, hold harmless and discharge MSSB and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144.

D. Implementation, Modification, Suspension and Termination.

1. Implementation of Plan.

   a. MSSB will sell the Shares subject to this Plan in accordance with the terms of this Plan for my account in accordance with the principles of best execution provided that MSSB may execute orders on a "not held" basis. Morgan Stanley Smith Barney considers several factors, including price, the available liquidity pool, execution speed, transaction costs, service and opportunities for price improvement in determining where to route customer orders for execution. A "not held" or "working order" permits MSSB to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order. However, MSSB will not sell any Shares subject to this Plan at a price less than the Limit Price, if applicable.

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b. MSSB may sell the Shares subject to this Plan on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. I agree that if MSSB or its affiliates is a market maker or dealer in such Shares at the time that any sale is to be made under this Plan, MSSB or its affiliates may, at its sole discretion, purchase such Shares in its capacity as market maker or dealer.

c. I agree to deliver the Shares subject to this Plan to the extent I currently own such Shares into an account at MSSB in my name and for my benefit prior to the Selling Start Date. I understand that this Plan shall not be effective until I establish a valid account at MSSB to hold the Shares.

2. Modification of Plan.

a. I may not modify this Plan unless:

(i) such modification is accepted in writing by MSSB;

(ii) I provide MSSB with:

(a) an Issuer Representation Letter substantially in the form of Part IV - Exhibit A to this Plan;

(b) a Seller Representation Letter substantially in the form of Part IV - Exhibit B to this Plan;

(c) a modification letter and new trade schedule(s) in which I represent that, among other things, on the date of such modification that I am not aware of any material, non-public information regarding the Issuer or any of its securities (including the Shares), that the modification is being made in good faith and not as part of a scheme to evade the Rules, and that my representations and warranties contained in this Plan are true at and as of the date of such letter as if made at and as of such date; and

(d) such modification occurs only outside of any "blackout periods" set forth in the Issuer's insider trading policy and procedures.

b. I further understand that MSSB requires a 14 day period from the adoption of such modification to the date when trading may resume following such modification. The Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, an additional period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer and to advise MSSB of such requirements. I further agree that any such modification of this Plan shall be undertaken at my own risk without liability or consequence to MSSB.

3. Suspension of Plan.

a. I understand that trading under this Plan may be suspended if MSSB has received written notice from the Issuer or from me of a legal, regulatory or contractual restriction applicable to the Issuer or to me. Upon receipt of such written notice, I expressly authorize MSSB to suspend trading as soon as practicable and trading shall not resume until MSSB has received written notice of the lifting of such suspension or the resolution of the underlying restriction. If the events giving rise to a suspension of trading cannot be resolved (as determined by MSSB in its sole discretion), I understand and acknowledge that MSSB reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein. In the event of a suspension, MSSB will resume effecting trades in accordance with this Plan as soon as MSSB determines that it is reasonably practical to do so.

b. Upon the resumption of trading following a suspension, any trades having a Sales Period End Date scheduled to have occurred during such suspension period shall be deemed to have expired as of that scheduled Sales Period End Date as defined in Trade Schedule A or B, as applicable. Any trades having a Sales Period Start Date scheduled to have occurred during the period of suspension shall be placed as soon as practicable for the balance of time remaining until the Sales Period End Date applicable to such trade. All other trades shall be placed as originally indicated in this Plan.

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4. Termination of Plan.

a. I understand that this Plan will terminate at market close on the Plan End Date or, if earlier, upon the completed sale of the maximum Shares subject to this Plan. In addition, this Plan shall terminate, regardless of whether the maximum Shares have been sold, upon any of the following events:

(i) MSSB receives written notice of my death;

(ii) MSSB receives written notice of the commencement or impending commencement of any proceedings in respect of or triggered by my bankruptcy or insolvency;

(iii) MSSB receives written notice of a valid instruction to transfer all or substantially all of the assets within my securities account at MSSB to another broker-dealer;

(iv) MSSB receives two days' written notice from me terminating this Plan (which may be given for any reason);

(v) I receive written notice from MSSB terminating this Plan (which may be given for any reason); and

(vi) If I fail to comply in any material respect with any applicable law and/or any obligation under this Plan.

(vii) Upon my or the Issuer's demonstrating to MSSB that any of the following contingencies have occurred:

(a) A public announcement has been made of a tender offer involving the Issuer's securities;

(b) A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Plan would be subject to a lock-up provision;

(c) A sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

(d) A dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

(e) That this Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound.

b. In no event shall MSSB be deemed to have breached or failed to comply with this Plan if MSSB does not receive written notice from me or the Issuer of the above contingencies prior to the placement of a scheduled order under this Plan.

E. Indemnification; Limitation of Liability.

I understand that the purpose of this Plan is to provide me with an affirmative defense against charges of insider trading and that MSSB can make no representation or guarantee that any transaction entered according to this Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material nonpublic information or other laws or rules governing securities transactions. Therefore, in consideration of MSSB's acceptance of these instructions, I hereby agree to indemnify and hold harmless MSSB and its directors, officers, employees and affiliates (including, without limitation, Morgan Stanley & Co. LLC) from any claim, loss, damage, liability or expense (including, without limitation, any legal fees and expenses reasonably incurred) arising out of or attributable to this Plan (including, without limitation, any representations or warranties I have given or will give under or in connection with this Plan) or any transaction or transactions executed pursuant to this Plan or from any deviation I might make from this Plan. This indemnification will survive termination of this Plan.

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Notwithstanding any other provision hereof, MSSB shall not be liable to me for (i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond MSSB's reasonable control, including but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as "acts of God".

F. Notice.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated in Part I – Account and Plan Information. The parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

G. Miscellaneous.

1. Additional Documents. I agree to complete, execute and deliver to MSSB any additional forms or other paperwork pursuant to this Plan at such times and in such form as MSSB may reasonably request.

2. My Obligation to Consult Legal Advisors. I agree that I will not enter into, modify, suspend or terminate this Plan except upon consultation with my own legal advisors.

3. Inconsistent Provisions. If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

4. Market Disruptions and Other Unusual Situations. I understand that MSSB may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it, its affiliates, me or my affiliates may be subject (as determined by MSSB in its sole discretion). If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to MSSB, or any other event, MSSB agrees to effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date, or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

5. Non-Market Days and Trading Restrictions. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated; provided that such date does not exceed the Sales Period End Date for that order or the Plan End Date or falls within a No Sales Period as defined in Trade Schedule A and/or B of this Plan.

6. State Insider Trading Laws. I understand that some states may have their own laws that relate to insider trading. I understand that MSSB makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

7. Prices. All references in this Plan to per share prices will be before deducting any commission equivalent, mark-up or differential and other expenses of sale.

8. Other Shares. I may instruct MSSB to sell Shares other than pursuant to this Plan. The parties hereto agree that any such sale transaction will not be deemed to modify this Plan unless in connection with such transaction this Plan is modified pursuant to the process set forth in subsection D.2 above.

9. Adjustments to Share and Dollar Amounts. The exercise and sale prices, and number of Options to be exercised and Share to be sold, will be adjusted following such time as I or the Issuer notifies MSSB promptly of a Recapitalization, which shall be made by providing a new schedule reflecting the adjustment in Shares and prices after the Recapitalization.

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10. Effect of Instructions on Other Agreements with Morgan Stanley Smith Barney. Subject to "Entire Agreement; Subsequent Plans" subsection below, nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between MSSB and me.

11. Entire Agreement; Subsequent Plans. This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with respect to this Plan. I understand that if I enter into a subsequent 10b5-1 trading plan, that plan will not amend, suspend or terminate this Plan unless explicitly agreed to by MSSB in writing.

12. Assignment. My rights and obligations under this Plan may not be assigned or delegated without the written permission of MSSB. MSSB may assign or delegate any or all of its rights or obligations under this Plan to a company affiliated with, or a successor to, MSSB or to any assignee to which MSSB determines to assign all or part of its business relating to sales plans of this kind. Any such assignment will not affect the status, or be deemed to be an amendment, of this Plan, the purpose of which is to provide me with an affirmative defense against charges of insider trading.

13. Choice of Law Regarding Interpretation of Instructions. This Plan shall be construed in accordance with the internal laws of the State of New York.

14. Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

15. Headings. Headings used in this Plan are provided for convenience only and shall not be used to construe meaning or intent.

16. Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

By signing this Plan I agree that I have read and understood all of the disclosures and representations outlined in this Plan and applicable Trade Schedules.

Seller	Morgan Stanley Smith Barney LLC
By: [signature]	By: Christine Cognetti
Name: Patrick Enright	Name: Christine Cognetti
Title: Managing Director	Title: Vice President
Adoption Date: 11/21/13	Date: 12/9/13

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